EXHIBIT 12

CHESAPEAKE ENERGY CORPORATION AND SUBSIDIARIES

RATIOS OF EARNINGS TO FIXED CHARGES AND COMBINED FIXED CHARGES

AND PREFERRED DIVIDENDS

	Years Ended December 31,					Three Months Ended March 31,
	2006	2007	2008	2009	2010	2011
	($ in millions)
EARNINGS:
Income (loss) before income taxes and cumulative effect of accounting change	$3,241	$2,347	$991	$(9,288)	$2,884	$(266)
Interest expense(a)	318	375	225	237	122	15
(Gain)/loss on investment in equity investees in excess of distributed earnings	(3)	21	40	39	(232)	(25)
Amortization of capitalized interest	19	40	74	150	212	62
Loan cost amortization	13	16	19	26	25	7

Earnings	$3,588	$2,799	$1,349	$(8,836)	$3,011	$(207)

FIXED CHARGES:
Interest Expense	$318	$375	$225	$237	$122	$15
Capitalized interest	179	311	586	627	711	203
Loan cost amortization	13	16	19	26	25	7

Fixed Charges	$510	$702	$830	$890	$858	$225

PREFERRED STOCK DIVIDENDS:
Preferred dividend requirements	$89	$94	$33	$23	$111	$43
Ratio of income before provision for taxes to net income(b)	1.63	1.62	1.64	1.59	1.63	1.64

Preferred Dividends	$145	$152	$54	$37	$181	$70

COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS	$655	$854	$884	$927	$1,039	$295

RATIO OF EARNINGS TO FIXED CHARGES	7.0	4.0	1.6	(9.9)	3.5	(0.9)
INSUFFICIENT COVERAGE	$—	$—	$—	$9,726	$—	$432

RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS	5.5	3.3	1.5	(9.5)	2.9	(0.7)
INSUFFICIENT COVERAGE	$—	$—	$—	$9,763	$—	$502

(a)	Excludes the effect of unrealized gains or losses on interest rate derivatives and includes amortization of bond discount.

(b)	Amounts of income before provision for taxes and of net income exclude the cumulative effect of accounting change.